Rain Enhancement Technologies Holdco, Inc.

4851 Tamiami Trail N, Suite 200

Naples, FL 34103

Telephone: (339)-222-6714

February 11, 2025

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Rain Enhancement Technologies Holdco, Inc.

Registration Statement on Form S-1

File No. 333-284614

Ladies and Gentlemen:

Rain Enhancement Technologies Holdco, Inc. (the “Company”) hereby withdraws its prior acceleration request dated February 7, 2025, and pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., Eastern Time, on Wednesday, February 12, 2025, or as soon thereafter as is practicable.

Please contact Joel Rubenstein of White & Case LLP at (212)-819-7642 or joel.rubinstein@whitecase.com to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

By:	/s/ Randall Seidl
Name:	Randall Seidl
Title:	Chief Executive Officer

cc:	Joel Rubinstein, White & Case LLP
Stephen J. Doyle, TCF Law Group, PLLC